53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

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VIA EDGAR AND HAND DELIVERY

Mr. Andrew Schoeffler

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Goodman Global, Inc.

Registration Statement on Form S-1

Filed February 6, 2006

(File No. 333-131597)

Dear Mr. Schoeffler:

On behalf of our client, Goodman Global, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 1, 2006, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on February 6, 2006 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect changes prompted by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement. Attached to this letter are several exhibits that address certain of the topics addressed in this letter. Exhibit A sets forth copies of artwork or other graphics the Registrant intends to use in the prospectus. Exhibit B sets forth an analysis of unit market share data. Exhibit C sets forth materials relating to the Registrant’s directed share program to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated, which have previously been approved by the Commission in connection with other public offerings involving similar programs.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.

Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should

March 10, 2006

allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

Response: The Registrant respectfully acknowledges the Staff’s comment.

2.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

Response: The Registrant has attached hereto as Exhibit A copies of artwork or other graphics the Registrant intends to use in the prospectus.

3.	If necessary, please update your financial statements and related information to the year ended December 31, 2005.

Response: The Registrant has updated its filing to include financial statements and related information for the year ended December 31, 2005.

Table of Contents, page i

4.	We note the statement that investors should not rely on any information other than the information contained in your prospectus. If you intend to use any free writing prospectuses, you should consider removing this statement when you have a section 10 prospectus ready since you will be liable for, and investors would also be entitled to rely upon, that information.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the statement accordingly. Please refer to page i of Amendment No. 1.

Market and Industry Data, page ii

5.	Please relocate this section to a more appropriate location in your prospectus as the prospectus summary should immediately follow your prospectus cover page or the table of contents, as applicable.

Response: The Registrant has moved the “Market and Industry Data” section to appear after the “Cautionary Notice Regarding Forward-looking Statements” section. Please refer to page 22 of Amendment No. 1.

6.

We note the statements in the third and sixth sentences that certain information contained in your prospectus has not been verified. Please be advised that you are responsible for the entire content of your prospectus and you cannot include

March 10, 2006

language that may be interpreted as a disclaimer of the information contained in your prospectus. Please revise to remove these statements.

Response: The Registrant has removed the statements that certain information contained in the prospectus have not been verified, as requested. Please refer to page 22 of Amendment No. 1.

Prospectus summary, page 1

7.	The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. If you believe some of the disclosure is necessary, reduce the disclosure to a bullet point presentation, with one sentence per bullet point. Please revise accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the Prospectus summary to substantially shorten the summary disclosure in a manner consistent with recent precedent. Please refer to pages 1-4 of Amendment No. 1.

8.	Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your competitive strengths.

Response: The Registrant has revised its disclosure in response to the Staff’s comment to substantially shorten the discussion of the Registrant’s competitive strengths and has included additional disclosure regarding certain of the material risks facing the Registrant. Please refer to pages 1-4 of Amendment No. 1.

The offering, page 6

9.	Please quantify the portion of the proceeds of this offering that will be received by insiders, including Apollo, your executive officers, your directors and other affiliates. In addition, please identify the number of directors affiliated with the insiders and disclose whether they voted to approve this offering.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 6 of Amendment No. 1.

Risk Factors, page 11

10.	Please revise your risk factors to remove the phrases “we cannot assure,” “there can be no assurance” and other similar phrases. The actual risk is that the event will occur, not your inability to prevent the event. See, for example and without limitation, risk factors two, three, six, eight, 13 and 15.

Response: The Registrant has revised the risk factors to remove the phrases “we cannot assure,” “there can be no assurance” and other similar phrases, as requested. Specifically, the Registrant draws the Staff’s attention to risk factors two, three, six, eight, 13 and 15.

March 10, 2006

11.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” Certain of your risk factors could apply to most issuers. See, for example and without limitation, risk factors 11, 13, 15 and 22. Please explain how these risk factors specifically apply to your company or this offering.

Response: The Registrant has carefully examined each of the risk factors under the “Risk Factors” section of the Registration Statement.

•	Regarding the risk of being adversely affected by any natural or man-made disruptions to distribution and manufacturing facilities, which appears on page 14 of Amendment No. 1, the Registrant respectfully submits that this risk factor specifically applies to the Registrant. In particular, the Registrant is a manufacturing company that is heavily dependent on its manufacturing and distribution facilities in order to maintain its business and remain competitive. Many of these facilities are located at or near Houston, Texas, which is in close proximity to the Gulf of Mexico. This region is particularly susceptible to natural disruptions, as evidenced by the recent hurricanes in 2004 and 2005.

•	Regarding the risk of failing to protect intellectual property, which appears on page 15 of Amendment No. 1, the Registrant respectfully submits that this risk factor specifically applies to the Registrant. In particular, the Registrant’s products are marketed primarily under the Goodman®, Amana® and Quietflex® names and, as such, the Registrant is heavily dependent on such brand names. Failure to protect such brand names or prevent third-parties from using such brand names could adversely affect the Registrant’s business.

•	Regarding the risk of requiring a significant amount of cash to service indebtedness, which appears on page 16 of Amendment No. 1, the Registrant respectfully submits that this risk factor specifically applies to the Registrant since it has outstanding indebtedness of over $1 billion, which imposes certain risks upon the Registrant that some of its primary competitors do not face.

•	Regarding the risk of being a public company, which appears on page 18 of Amendment No. 1, the Registrant respectfully submits that this risk factor specifically applies to the Registrant. The Registrant views this as a significant risk to disclose to potential investors, as complying with the requirements of being a reporting company for the first time will place considerable strain on the Registrant’s resources and management.

Although the Registrant respectfully acknowledges that certain of the risks set forth under the “Risk Factors” section of the Registration Statement may apply to other issuers as well, the Registrant believes that these risk factors are of such a material nature that they should be described to potential investors as separate risks in this section.

March 10, 2006

Changes in weather patterns and seasonal fluctuations..., page 11

12.	We note the disclosure in the last sentence of the first paragraph. Please revise to quantify the negative impact of the hurricanes and tropical storms in 2004.

Response: The Registrant has revised its disclosure to quantify the negative impact of the hurricanes and tropical storms in 2004, as requested. Please refer to page 10 of Amendment No. 1.

Significant increases in the cost of raw materials and components…, page 12

13.	We note the disclosure in the last two sentences of the first paragraph. Please revise to quantify the increased costs you incurred as a result of the shortages.

Response: The Registrant respectfully submits that during the second quarter of 2004, the Registrant experienced significant commodity price inflation along with interruptions of supply from certain long-standing suppliers. Consequently, the Registrant contracted with alternative sources to procure materials which resulted in even higher prices. Additionally, some of these alternative sources were overseas. As a result, lead times increased resulting in periodic production disruptions and higher transportation costs. It is impractical to isolate the cost of materials specifically related to the supply interruption from the overall cost impact of general commodities inflation. Moreover, an attempt to quantity the impacts of associated factory downtime is also impractical and would involve subjective judgments as to cause and effect.

A decline in our relations with our key distributors..., page 12

14.	Please disclose the percentage of revenues derived through your independent distributors.

Response: The Registrant has disclosed the percentage of revenues derived through independent distributors, as requested. Please refer to page 11 of Amendment No. 1.

Damage or injury caused by our products..., page 13

15.	We note the disclosure in the sixth sentence. Please disclose the amount of your reserve.

Response: The Registrant respectfully refers the Staff to Note 12 of the annual financial statements of the Registrant, which appears on page F-30 of Amendment No. 1, disclosing the amount of the reserve.

The cost of complying with laws relating to the protection..., page 14

16.	Please revise to quantify, to the extent practicable, the risks discussed in this risk factor.

Response: The Registrant respectfully submits that it is not practicable to further quantify the risks associated with this risk factor other than what is already disclosed in the risk factor and

March 10, 2006

under “Business—Environmental, Health and Safety Matters.” Please refer to pages 13 and 60-61 of Amendment No. 1.

Our business operations could be significantly disrupted..., page 15

17.	All companies rely on their key personnel. Please explain how this specific risk applies to your company. For example, do you lack employment contracts with any of your key personnel? Are any of your key personnel planning to retire or nearing retirement age? Is there tension between any of your key personnel and your board of directors?

Response: The Registrant respectfully submits that the risk factor is specific to the Registrant since the Registrant is heavily dependent on its long-standing relationships with independent distributors and contractors in order to maintain its business and remain competitive. In many cases, these relationships have been formed over several years through personal networks involving the Registrant’s key personnel. The loss of such personnel could potentially disrupt these long-standing relationships and adversely affect the Registrant’s business. The risk of losing such personnel is compounded by the fact that only two members of the senior management team are parties to employment contracts with the Registrant, as disclosed. There is no tension between any of the Registrant’s key personnel and its board of directors.

Our business operations could be negatively impacted..., page 15

18.	The risk described in the second paragraph appears to be a significant risk that should be disclosed under its own explanatory subheading. Please revise accordingly.

Response: The Registrant has revised the risk factor so that it is now disclosed under its own explanatory subheading, as requested. Please refer to page 15 of Amendment No. 1.

Cautionary notice regarding forward-looking statements, page 22

19.	Please revise the first and second sentences of the last paragraph to eliminate the implication that you do not have responsibility under the federal securities laws for all information contained in your prospectus.

Response: The Registrant has revised the “Cautionary Notice Regarding Forward-Looking Statements” section in response to the Staff’s comment. Please refer to page 22 of Amendment No. 1.

Use of Proceeds, page 23

20.	Please disclose the amount of proceeds that you will use to redeem the Series A Preferred Stock.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 23 of Amendment No. 1.

March 10, 2006

21.	To the extent you will use proceeds to repay indebtedness, please disclose the interest rate and maturity of the indebtedness, and the other information, if applicable, that is required by Instruction 4 to Item 504 of Regulation S-K.

Response: The Registrant has revised its disclosure to include the interest rate and maturity of indebtedness, as requested. Please refer to page 23 of Amendment No. 1.

Dilution, page 25

22.	We note the disclosure in the second last paragraph. Please be advised that your comparative table should include the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Item 506 of Regulation S-K. Please revise accordingly.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 26 of Amendment No. 1.

Post transactions, page 45

23.	We note the disclosure in the fifth paragraph regarding the covenants under the various debt agreements. Please disclose whether you were in compliance with these covenants as of the most recent practicable date.

Response: The Registrant has revised its disclosure to include that it is currently in compliance with the covenants under the various debt agreements, as requested. Please refer to page 42 of Amendment No. 1.

24.	We note the disclosure in the eighth paragraph regarding the adequacy of your resources to fund short-term liquidity. Please be advised that this section must also discuss the adequacy of your resources fund your long-term liquidity. See Instruction 5 to Item 303(a) of Regulation S-K. Please revise accordingly.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 42 of Amendment No. 1.

Contractual obligations and commitments, page 48

25.	Please update the contractual obligations table as of December 31, 2005. See Item 303(a)(5) of Regulation S-K.

Response: The Registrant has updated the contractual obligations table as of December 31, 2005, as requested. Please refer to pages 43-44 of Amendment No. 1.

March 10, 2006

26.	Please confirm that you have no off-balance sheet arrangements that should be disclosed in accordance with Item 303(a)(4) of Regulation S-K.

Response: The Registrant confirms that is has no off-balance sheet arrangements that should be disclosed in accordance with Item 303(a)(4) of Regulation S-K.

Business, page 50

General, page 50

27.	We note the disclosure in the fifth sentence of the first paragraph that you have been able to “sustain revenue growth throughout economic cycles” and the last sentence of the second paragraph that you have “consistent growth.” However, it appears that your sales decreased between fiscal years 2000 and 2001. Please reconcile.

Response: The Registrant respectfully submits that sales decreased in fiscal year 2001 primarily as a result of a decision made in the prior year to discontinue the production of a room air product at the Registrant’s Dayton, Tennessee facility in an effort to improve profitability. However, the Registrant’s core residential and light commercial sales were $23 million higher in 2001 than in the prior year period.

28.	Please advise us as to the basis for the statement in the second last sentence of the first paragraph that you “have organically gained unit market share faster than any of [your] primary competitors…”

Response: The Registrant has attached hereto as Exhibit B an analysis that supports the statement. The source data on units is from Air-Conditioning and Refrigeration Institute and Gas Appliance Manufacturers Association.

29.	Please remove the last sentence of the last paragraph as it repeats the disclosure set forth in the last sentence of the second paragraph.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 47 of Amendment No. 1.

Distribution network, page 58

30.	We note the disclosure in the last paragraph. Please disclose the nature of your relationships with these builders.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 54 of Amendment No. 1.

Research and development, page 61

31.	Please disclose the information required by Item 101(c)(xi) of Regulation S-K.

Response: The Registrant has revised its disclosure to include research and development expenditures by the Registrant during the last three fiscal years. The Registrant did not engage

March 10, 2006

in any material customer-sponsored research activities during such period. Please refer to page 57 of Amendment No. 1.

Patents and trademarks, page 62

32.	Please disclose when your intellectual property rights will expire or terminate. See Item 101(c)(iv) of Regulation S-K.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 58 of Amendment No. 1.

Environmental, health and safety matters, page 64

33.	Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

Response: The Registrant respectfully submits that compliance with environmental laws and regulations is not anticipated to have a material adverse effect on capital expenditures, earnings or competitive position. Nonetheless, the Registrant has disclosed a $1 million reserve for remediation at one location and a $277,000 penalty that has already been paid to resolve certain violations issued by the Occupational Safety and Health Administration. Please refer to pages 60-61 of Amendment No. 1.

Management, page 67

34.	It appears that you intend to elect two new directors prior to the completion of this offering. In this regard, we note the disclosure under the heading “Board structure and composition” on page 70. Once these persons have been chosen or nominated to become directors, please provide all of the information required by Item 401(a) of Regulation S-K, as well as the consent required by Rule 438 of Regulation C.

Response: The Registrant has revised its disclosure in response to the Staff’s comment and filed the corresponding consents.

35.	Please confirm to us that you have disclosed the information required by Item 401(e)(2) of Regulation S-K for each officer and director listed in this section.

Response: The Registrant confirms that it has disclosed the information required by Item 401(e)(2) of Regulation S-K for each officer and director listed in this section.

Board structure and compensation, page 70

36.	We note that you will have three classes of directors upon the completion of this offering. Please identify the directors that will comprise each class and disclose the timing of elections for each class.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 67 of Amendment No. 1.

March 10, 2006

37.	Please disclose the amount of the compensation that your non-employee directors receive, including additional amounts payable for committee participation.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages 67-68 of Amendment No. 1.

Executive compensation, page 71

38.	Please disclose the information required by Item 402(d) of Regulation S-K.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 70 of Amendment No. 1.

39.	Please disclose the information required by Item 402(f) of Regulation S-K. In this regard, we note the disclosure set forth in Note 10 to your annual financial statements.

Response: The Registrant respectfully submits that none of the named executive officers is eligible to participate in any defined benefit plan. As a result, the Registrant believes that no information is required by Item 402(f) of Regulation S-K under Item 402(a)(6) of Regulation S-K, which states that a “table or column may be omitted if there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in that table or column in any fiscal year.” However, the Registrant has updated its disclosure by referencing its employee defined benefit pension plan which covers certain of its union employees and specifying that no named executive officer is eligible to participate in such plan. Please refer to page 75 of Amendment No. 1.

Option grants in 2005, page 71

40.	We note that you have no existing trading market for your common stock. With respect to calculating the potential realizable values, please refer to Instruction 7 to Item 402(c) of Regulation S-K. Please also refer to interpretation J.17. of the July 1997 Manual of Publicly Available Telephone Interpretations, which states that you may use the mid-point of the offering price in calculating these values in lieu of using the fair market value on the date of grant. Please also explain in reasonable detail the valuation method you elect to use in a footnote to the table. Please also comply with this comment with respect to the disclosure required by Item 402(d) of Regulation S-K.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. The tables will be completed once a price range for the offering and the corresponding stock split have been determined.

41.	Please describe all material terms of the option grants to each of the named executive officers, including dates and conditions to exercisability. We note that the 2004 plan contemplates vesting schedules based on time and on performance.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 69 of Amendment No. 1.

Principal and selling shareholders, page 78

42.	Please disclose how the selling stockholders received the shares to be offered for resale and any material relationship that the selling stockholders have had with your company in the prior three years. See Item 507 of Regulation S-K. Alternatively, please provide cross-references to this disclosure if it is located elsewhere in your prospectus.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 76 of Amendment No. 1.

March 10, 2006

43.	If a selling stockholder is not a natural person, please (i) disclose the natural persons with dispositive voting or investment control of it, and (ii) advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

•	If a selling stockholder is a broker-dealer, please disclose that it is an underwriter; or

•	If a selling stockholder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling stockholder is an underwriter.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 77 of Amendment No. 1.

44.	Please expand your disclosure to identify each selling stockholder that plans to participate if the underwriters exercise the over-allotment option, whether in full or in part. In addition, please disclose the proportions in which each selling stockholder will sell additional shares if the over-allotment is exercised.

Response: The Registrant has revised its disclosure in response to the Staff’s comment by inserting in the table an additional column regarding shares of common stock to be sold assuming exercise of the over-allotment option. The Registrant will insert the number of shares to be sold once appropriate. Please refer to page 76 of Amendment No. 1.

45.	Please revise the table to separately identify each of the Goodman family trusts.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages 76-77 of Amendment No. 1.

March 10, 2006

Certain relationships and related party transactions, page 80

46.	Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, executive officers and other affiliates.

Response: The Registrant respectfully submits that under its contract policy, the Registrant’s legal department must review and approve the following before being finalized: (1) all contracts (including leases) of any type either (a) involving total potential consideration of $50,000 or more, or (b) a term of six months or more (counting all potential option/extension periods); (2) all confidentiality agreements regardless of amount; (3) all partnership, joint venture, consulting employment (including termination), service, OEM, and product development agreements regardless of subject or amount; (4) all agreements pertaining to the acquisition/use/license of the Registrant’s or third-party intellectual property, regardless of type or amount; and (5) any agreement, regardless of amount, involving a waiver or release of claims (the Registrant or third parties), or the conveyance of any interest in real property. In addition, executed originals of finalized contracts are required to be delivered to the Registrant’s legal department for safekeeping, unless other arrangements are made with the legal department in advance. All agreements or arrangements in these categories must be in writing unless otherwise pre-approved by the Registrant’s legal department, and only appropriate, elected corporate officers are permitted to sign contracts in these categories. For purchases of goods of less than $50,000, or as otherwise agreed in advance, the latest legal department-approved purchase order (with printed terms and conditions) for the specified entity should be used. The Registrant’s existing code of conduct and related personnel policies prohibit conflicts of interest and illegal and improper transactions and relationships involving the Registrant’s personnel, and require annual certifications and a “hotline” to report violations. In addition, the Registrant has detailed budgetary and cash management procedures.

In connection with this offering, the Registrant is reviewing these processes and procedures to further insure appropriate review and pre-approval of transactions between the Registrant and its directors, executive officers and other affiliates. The Registrant expects these changes to be reflected in its new Code of Ethics and Business Conduct to be adopted in connection with this offering.

The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 79 of Amendment No. 1.

Certain material U.S. federal income tax considerations…, page 85

47.	Please revise this subheading to refer to “material,” rather than “certain material” income tax considerations.

Response: The Registrant has revised this subheading to refer to “material,” as requested. Please refer to page 84 of Amendment No. 1.

March 10, 2006

48.	We note the statement in the second sentence of the introductory paragraph that the “discussion is for general information only.” Please delete this statement, as it may suggest to investors that they cannot rely on the discussion.

Response: The Registrant has revised its disclosure by deleting the statement that the “discussion is for general information only,” as requested. Please refer to page 84 of Amendment No. 1.

Certain corporate anti-takeover provisions, page 91

49.	Please revise this section to describe how each particular provision could have an anti-takeover effect.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages 90-91 of Amendment No. 1.

Shares eligible for future sale, page 93

50.	We note the disclosure under the heading “Rule 701” regarding the applicability of Rule 701 to “certain” outstanding options and other rights granted under your option plan. Please expand the disclosure in this section to discuss all securities exercisable or convertible into shares of your common stock.

Response: The Registrant respectfully advises the Staff that the outstanding options issued under our 2004 Stock Option Plan are the only outstanding securities exercisable into shares of our common stock. The disclosure has been revised accordingly to remove the phrase “or pursuant to other rights.” Please refer to page 92 of Amendment No. 1.

Lock-up agreements, page 94

51.	Please briefly describe the factors that J.P. Morgan will consider in determining to release shares from the lock-up agreements and whether J.P. Morgan has any current intention to release any shares.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to page 93 of Amendment No. 1.

Item 15. Recent sales of unregistered securities, page II-2

52.	With respect to each transaction listed in this section, please clarify the specific exemption upon which you are relying.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages II-2 and II-3 of Amendment No. 1.

March 10, 2006

53.	Please provide us with a detailed analysis of the availability of the exemption in Rule 701 under the Securities Act with respect to each applicable transaction.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to pages II-2 and II-3 of Amendment No. 1.

Item 16. Exhibits and financial statement schedules, page II-3

54.	Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response: The Registrant respectfully acknowledges the Staff’s comment and will file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1. and 5.1.

55.	Please file each of the following as an exhibit to your registration statement:

•	The non-competition agreements referenced in the last paragraph under the heading “Employment Agreements” on page 72.

•	The lease agreement referenced in the second paragraph under the heading “Payments from our subsidiary” on page 80.

Response: The Registrant has filed with Amendment No. 1, the non-competition agreements and lease agreement, as requested.

* * * * *

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1894.

Best regards

/s/ Ian Schuman
Ian Schuman of LATHAM & WATKINS LLP

Enclosures

cc:	Ben Campbell

Greg Ezring

Raymond Lin

Exhibit A

Inside Front Cover

Inside Back Cover

Exhibit B

		Gas Furnaces Units		Unitary Units		Total Units
Industry	1990	1,950,465		3,728,700		5,679,165
	2004	3,519,024		7,401,067		10,920,091		92%

		Gas Furnaces Units	Gas Furnaces Market Share	Unitary Units	Unitary Market Share	Total Units	Total Market Share	Unit Increase	Market Share Change
UTC-1(1)	1990	429,102	22%	783,027	21%	1,212,129	21%
	2004	1,020,517	29%	2,294,331	31%	3,314,848	30%	173%	42%

UTC-2(2)	1990	429,102	22%	783,027	21%	1,212,129	21%
	2004	738,995	21%	1,480,213	20%	2,219,208	20%	83%	-5%

Goodman-1(3)	1990	78,019	4%	261,009	7%	339,028	6%
	2004	387,093	11%	1,184,171	16%	1,571,263	14%	363%	141%

Goodman-2(4)	1990	78,019	4%	261,009	7%	339,028	6%
	2004	316,712	9%	1,036,149	14%	1,352,862	12%	299%	108%

Trane	1990	156,037	8%	372,870	10%	528,907	9%
	2004	457,473	13%	1,110,160	15%	1,567,633	14%	196%	54%

Lennox	1990	331,579	17%	522,018	14%	853,597	15%
	2004	492,663	14%	814,117	11%	1,306,781	12%	53%	-20%

Rheem	1990	273,065	14%	522,018	14%	795,083	14%
	2004	387,093	11%	814,117	11%	1,201,210	11%	51%	-21%

York	1990	117,028	6%	298,296	8%	415,324	7%
	2004	281,522	8%	666,096	9%	947,618	9%	128%	19%

Nordyne	1990	78,019	4%	149,148	4%	227,167	4%
	2004	211,141	6%	444,064	6%	655,205	6%	188%	50%

			75%		78%		77%
			92%		99%		97%

(1)	We refer to United Technologies Corporation as UTC. UTC-1 represents UTC’s market share including the effects of UTC’s acquisition of Intercity Product in 1999.
(2)	UTC-2 represents our market share estimate of UTC excluding the effects of UTC’s acquisition of Intercity Product.
(3)	Goodman-1 represents our market share including the effects of our acquisition of Amana in 1997.
(4)	Goodman-2 represents our market share excluding the effects of our acquisition of Amana.

Exhibit C

Goodman Global Reserved Share Program S.E.C. Disclosure

At the request of the Company the underwriters will reserve share of Common Stock (the “Stock”) for sale to certain employees and friends of the Company (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

Print and Mail Method - Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”). The package of materials includes a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Rule 134.

The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.

In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee by 9:00 a.m. Eastern Time on the first day of trading, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

Print Suppression (E-mail) Method - Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

A copy of the latest draft of the Program materials is provided supplementally for your review, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

Log-In Page

Deal Sketch Page

Goodman Global, Inc.

Print and Mail Materials

To:	Employees and Friends of

Goodman Global, Inc.:

In connection with the recent filing with the Securities and Exchange Commission of a Registration Statement relating to a proposed offering of shares of Common Stock of Goodman Global, Inc. (the “Company”), we are sending you at the request of the Company a copy of the preliminary prospectus included in the Registration Statement and the enclosed letter of the Company describing the reservation of Common Stock for certain employees and friends of the Company, along with certain related materials.

Please be advised that the internal policy of Merrill Lynch & Co., and that of its subsidiary corporations and affiliates (“Merrill Lynch”), prohibits Merrill Lynch employees (as well as members of the employees’ immediate family), from purchasing shares offered by a company through a reserved share program, unless the purchaser is an employee or director of that company, one of its subsidiaries or its parent company. The definition of an immediate family member includes spouses, parents, children, brothers, sisters, mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, or any relative to whose support the Merrill Lynch employee contributes, directly or indirectly.

If you have any questions regarding the details of the enclosed material or the preliminary prospectus, please contact your present Merrill Lynch Financial Advisor or Registered Representative or the Reserved Share Program at 1-866-276-1462.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

•, 2006

To:	Employees and Friends of

Goodman Global, Inc.:

A Registration Statement providing for a public offering of Common Stock of Goodman Global, Inc. (the “Company”) has been filed with the United States Securities and Exchange Commission.

The offering will be made through a group of underwriters including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). In the course of its discussions with the underwriters, the Company has arranged to reserve a limited number of shares of Common Stock for purchase by certain employees and friends of the Company. The purchase price to you will be the same as the offering price to the public, which is presently expected to be between $• and $• per share.

Enclosed for your information is a copy of the preliminary prospectus dated [Date of Reds], which is part of the Registration Statement. No sales of the shares may be made until the Registration Statement has been declared effective by the United States Securities and Exchange Commission and the price per share has been determined. This is expected to occur during the week of •, 2006.

If, after reading the preliminary prospectus, you have an interest in purchasing shares in the public offering, please consult the included booklet entitled “How to Respond to the Reserved Share Program” for instructions on how to send your Indication of Interest Form. All responses must be received no later than •, 2006. Please be advised that the • deadline will be strictly enforced. DO NOT SEND MONEY NOW. A list of the most commonly asked questions about the Reserved Share Program, along with the answers to those questions, can be found at the back of the enclosed booklet. If you have any other questions, please call the Reserved Share Program at 1-866-276-1462.

You are permitted to reserve Common Stock only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with one member of your immediate family. The shares may not be purchased on margin. Due to the nature of a Reserved Share Program, we cannot assure you that you will obtain the number of shares requested. Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws and the rules and regulations of the National Association of Securities Dealers, Inc.; it cannot be determined at this time whether such clearances will be obtained.

In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, Common Stock will be allocated in a manner to be determined by the Company.

Arrangements have been made with Merrill Lynch to handle the sale of the reserved shares. If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account if you do not currently have one. Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch. While your purchase of the Company’s Common Stock will not be subject to normal brokerage commissions, your account at Merrill Lynch will be subject to Merrill Lynch’s normal account charges. Merrill Lynch will need all the information requested on the enclosed form, so be certain to complete it in all respects. It is the policy and the practice of Merrill Lynch to afford confidentiality to any information that it receives about a client’s financial affairs. Aside from the restrictions on the dissemination and use of proprietary information contained in the federal securities laws, Merrill Lynch has a firm policy that prohibits Merrill Lynch employees from discussing or conveying, even by implication, the affairs of any client with or to other Merrill Lynch employees who are not concerned with the matter. However, Merrill Lynch may share certain information with the Company solely in order to determine how best to allocate shares under the Reserved Share Program.

After the Registration Statement is declared effective you will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the Common Stock. At that time you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase Common Stock but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all. If you orally confirm your intention to purchase shares, a copy of the Prospectus, in final form, will be sent to you by Merrill Lynch together with a written confirmation of the sale. Upon your oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing). If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you by 9:00 a.m. Eastern Time on the day after pricing you will lose the opportunity to participate in the Reserved Share Program.

No offer to buy Common Stock can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the Common Stock has become effective under the Securities Act of 1933. Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.”

The Company does not wish to influence in any way your decision in this matter. This notice is not designed to encourage you to request any Common Stock. It is simply intended to inform you that there is a proposed offering, should you be interested in investing. The purchase of Common Stock involves certain risks which are described in the enclosed preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate.

Sincerely,

/s/ Charles A. Carroll
Charles A. Carroll
President and Chief Executive Officer

Indication of Interest Form

Reserved Share Program for Goodman Global, Inc.

NAME OFFERING #

PIN #

1. I have read the five statements contained on Page 1 of the “How to Respond to the Reserved Share Program” booklet and I certify that all such statements are true.

True ` False `

2. I have read the two NASD Questions contained on Page 2 of the booklet and my answer to each of the questions is “no”.

True ` False `

3. If I am purchasing in a joint account, my joint account holder hereby states that he/she has also read the two NASD Questions contained on Page 2 of the booklet and his/her answer to each of the questions is “no”. (Remember, joint account holders must sign below.) (If you would not be purchasing jointly, do not answer this question.)

True ` False `

4. I am interested in purchasing the number of shares of Common Stock (not less than 100 shares and in blocks of 10) of the Company indicated below and would like such number of shares to be reserved for me. (Please enter the number of shares in the boxes below.)

Example: Enter 55,550 shares as: 5 5 , 5 5 0

5. I have an Existing Merrill Lynch retail brokerage account (other than a 401(k) or blueprint account).

Account # `````````

Your FA # ````

6. Please enter your Social Security Number by filling in the appropriate boxes below.

```-``-````

7. Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.

```-``-````

8. Please enter one or two telephone numbers where you can be reached at other times.

```-``-````

```-``-````

By signing below, I certify that all of the information I (and my joint account holder if applicable) have provided on this form is complete and accurate to the best of my knowledge.

Signature

Date

Joint Account Holder Signature

Date

Print Joint Account Holder Name

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN TIME ON , 2006. DO NOT FAX A COVER SHEET.

HOW TO RESPOND TO THE RESERVED SHARE PROGRAM

Your Reserved Share Program Instruction Package contains the following documents, including this Booklet:

1.	Merrill Lynch and Goodman Global, Inc. Introductory Letters;

2.	Indication of Interest Form;

3.	Preliminary Prospectus; and

4.	Frequently Asked Questions Regarding The Reserved Share Program, and the answers to those questions.

If you have not received all of the above materials or have any questions, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Instructions for the Indication of Interest Form

Please find the form marked “Indication of Interest Form”

Question 1

Please read the following statements:

1.	I have attained the age of majority where I reside.

2.	I have received my copy of the preliminary prospectus dated [Date of Reds].

3.	The number of shares requested is for my own personal account and not on behalf of another person, other than one member of my immediate family purchasing jointly with me.

4.	I am not assured of obtaining any or all of the shares requested and I will be notified of the number of shares, if any, available for purchase by me.

5.	I understand that no offer to buy any shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement covering the proposed offering has been declared effective by the United States Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance at or after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

If you agree to all five of these statements, check the “True” box for Question 1. If you do not agree to any one of the statements, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Question 2

Please read the following two NASD Questions. (Please see Page 3 for key definitions of the highlighted terms which will help you understand and answer these questions.)

1.	Are you or is any member of your IMMEDIATE FAMILY an officer, director, general partner, agent, employee or an ASSOCIATED PERSON of, a broker-dealer or investment banking firm, including Merrill Lynch or any affiliates of Merrill Lynch?

2.	Are you or is any member of your IMMEDIATE FAMILY a finder with respect to this public offering or a person acting in a fiduciary capacity to the managing underwriters for this public offering, including attorneys, accountants, and financial advisors to the managing underwriters?

If your answer to both of the above questions is “No”, check the “True” box for Question 2 on the Indication of Interest Form. If your answer to either of the questions is “Yes”, check the “False” box for Question 2 on the form.

Question 3

If you would be purchasing jointly with one member of your immediate family, that individual must also read the two NASD Questions and answer the questions.

If your joint account holder’s answers to both questions is “No”, check the “True” box for Question 3 on the Indication of Interest Form. If your joint account holder’s answer to either question is “Yes”, check the “False” box for question 3 on the form.

If you would not be purchasing in a joint account, do not answer Question 3.

NASD Definitions

Listed below are key definitions of the highlighted terms that will help you understand and answer Question 2 (and Question 3, if applicable).

ASSOCIATED PERSON includes a sole proprietor, partner, officer, director, or branch manager of any broker-dealer in securities, foreign or domestic, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such a broker-dealer (for example, any employee), whether or not such person is registered or exempt from registration with the National Association of Securities Dealers, Inc. or any other regulatory organization.

IMMEDIATE FAMILY MEMBER means a person’s parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children, and any other individual to whom the person provides MATERIAL SUPPORT.

MATERIAL SUPPORT means directly or indirectly providing more than 25% of a person’s income in the prior calendar year. IMMEDIATE FAMILY MEMBERS living in the same household are deemed to be providing each other with MATERIAL SUPPORT.

Question 4

Please enter the number of shares you may be interested in purchasing in the boxes provided. Be careful to make sure this number is at least 100 shares and in increments of 10 shares.

Question 5

Please indicate if you currently have a Merrill Lynch retail brokerage account. If you have a Merrill Lynch retail brokerage account please enter the account number and your Financial Advisor’s four digit number in the boxes provided. If you do not have a Merrill Lynch account one will automatically be set up for you when the Merrill Lynch representative contacts you. After completing the form do not contact a Financial Advisor, one will be provided for your convenience.

Question 6

Please enter your social security number in the boxes provided.

Question 7

Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.

Question 8

Please enter one or two telephone numbers (including area code) where you can be reached at other times.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated. If you would be purchasing in a joint account, the joint account holder must also sign and date the form in the spaces indicated.

The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern Time on •, 2006. Please do not fax a cover sheet. This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

FREQUENTLY ASKED QUESTIONS REGARDING

THE GOODMAN GLOBAL, INC. RESERVED SHARE PROGRAM

•	If I want to participate in the Reserved Share Program, what do I do?

If you are interested in participating in the Reserved Share Program for Goodman Global, Inc. (the “Company”), you must complete the Indication of Interest Form according to the instructions contained in this booklet and fax the form to 1-888-835-1034. PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.

•	What is the Indication of Interest Form?

The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering. It is only used to allocate the appropriate number of shares to the Reserved Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

•	Why is it important that I answer Questions 2 and 3 (if applicable) pertaining to the NASD?

In order to comply with the rules of the NASD, a federal regulatory body, Merrill Lynch is required to gather certain information to determine your eligibility to purchase shares in the Reserved Share Program. Please pay particular attention to the defined terms which will help you in responding to the questions. It is possible that your responses may cause you to be ineligible to participate.

•	When can I sell my shares purchased through the Reserved Share Program?

The shares may be sold or transferred, subject to certain federal regulations governing the sale of shares by officers, directors and affiliates of the Company and subject to the Company’s insider trading policies, at any time after their purchase (i.e., after you have paid for them).

•	Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through Merrill Lynch. However, the shares may later be transferred to your non-Merrill Lynch account.

•	What if I already have a Merrill Lynch retail brokerage account?

You should provide your Merrill Lynch account number and your Financial Advisor’s four digit number in the space provided on the Indication of Interest Form. Your current Financial Advisor or Registered Representative will contact you regarding your purchase of shares.

•	Can I purchase shares through my Merrill Lynch IRA account?

Yes. However, you must have an existing IRA account at Merrill Lynch at the time of pricing. If you contemplate transferring your current IRA account to Merrill Lynch or liquidating assets currently held in your IRA account to purchase shares in the Reserved Share Program you should speak to your current Merrill Lynch Financial Advisor or Registered Representative (if the IRA is held at Merrill Lynch) or the custodian of the account (if the IRA is not held at Merrill Lynch) as soon as possible concerning how and when to transfer the account or liquidate such assets to enable you to purchase the shares. If you wish to open a new Merrill Lynch IRA account for this purpose, please call the Reserved Share Program at 1-866-276-1462 between 9:00 am and 5:00 pm Eastern Time, Monday through Friday, for the name of a Merrill Lynch Financial Advisor who will assist you.

•	Can I purchase shares through my 401(k) plan?

No.

•	Can I purchase shares through a joint account?

Yes, subject to the joint account holder answering the NASD questions and signing the Indication of Interest Form. Remember to print the joint account holder’s name in the space provided. As with you, it is possible that the joint account holder’s answers to the NASD questions may make him or her ineligible to participate in the Reserved Share Program. Please speak to your Merrill Lynch Financial Advisor or Registered Representative if you intend to purchase shares through a joint account.

•	Will I be charged brokerage fees for setting up a new account and purchasing shares?

Merrill Lynch provides a wide array of account structures from which you may choose. In order to accommodate the purchase of Reserved Shares at minimal cost, Merrill Lynch has provided for the use of the Individual Investor Account (“IIA”), which is a basic brokerage account for the purchase and sale of securities. The standard $65.00 annual fee for an IIA will be waived for twelve months from the date the account is opened. Thereafter the normal annual fee will be assessed. After one year there will be a fee of $15.00 a quarter charged to accounts with balances less than $20,000. Exceptions will be made if there is more than $5,000.00 in mutual funds in the account. Other account structures are available providing different financial services, such as Cash Management Accounts, which provide a host of services including VISA and check writing services, access to money market deposit accounts and on-line assistance. Different accounts may possess different fee structures. Therefore you should consider carefully the type of Merrill Lynch account you would like to have opened when you are contacted by a Merrill Lynch Financial Advisor or Registered Representative. Merrill Lynch periodically reviews account fee pricing structures for IIAs. If your account is affected you will be informed through your regular account statement communication at that time.

•	Will I be charged a fee when I sell or transfer my shares?

When you sell your shares you will be charged a customary sales commission. There is currently a $95.00 fee to transfer your account to another financial institution. The fee for transferring an IRA is $50.00.

•	If I continue to use the designated Financial Advisor or Registered Representative for subsequent securities transactions, will my transactions continue to be free of transaction charges?

No. Transaction costs are only exempted for your purchase in the Reserved Share Program. You will be responsible for all transaction and brokerage fees for any subsequent transactions.

•	When will I be contacted?

You will be contacted by a Merrill Lynch Financial Advisor or Registered Representative approximately one week before the expected pricing date. At that time you will be asked for information necessary to open a brokerage account. It takes time to open an account and an account must be opened prior to pricing so an order can be placed. You will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation. If you know that you will be unavailable the week before pricing, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday and a Reserved Share Program representative will be glad to assist you.

•	What information will the Merrill Lynch Financial Advisor or Registered Representative ask me for?

The Merrill Lynch Financial Advisor or Registered Representative will ask for your social security number, your date of birth, your salary (a regulatory requirement), and your current address, among other information, and the same information for your spouse or other joint account holder, if applicable.

•	If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact me personally prior to the pricing date, will my purchase request be honored?

No. An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative prior to the pricing of the shares, and the purchase of the shares can only be confirmed for you through a follow-up conversation with a Financial Advisor or Registered Representative after the pricing of the shares. If the Financial Advisor or Registered Representative cannot reach you, your order will be disregarded. If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern Time on Friday, •, 2006 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.

•	Will I be able to purchase all of the shares I request on the Indication of Interest Form?

The number of shares you indicate on the Indication of Interest Form is the maximum number of shares you may purchase. If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner to be determined.

•	What will the price of the shares be?

The purchase price to you will be the offering price to the public. The expected public offering price is between $• and $• per share, but the actual price may be higher or lower. You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined, which is currently expected to occur during the week of •, 2006.

•	When do I pay for the shares?

The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing). Your Merrill Lynch Financial Advisor or Registered Representative will telephone you as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price. You should make your payment immediately after you know the payment amount. You will be mailed a confirmation of your transaction the day after pricing.

•	What forms of payment may I use?

You may pay by personal check, wire transfer, certified check or cashier’s check. If you are purchasing shares through an IRA, cash must be available in your IRA on the close of business three business days after the opening trade date. You should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.

•	What happens if I am not available when my Merrill Lynch Financial Advisor or Registered Representative calls me after pricing?

You will only be able to purchase shares through the Reserved Share Program if you speak to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering. If you will not be available at or around the expected pricing date, please make arrangements with your Merrill Lynch Financial Advisor or Registered Representative so that you may be contacted. If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you by 9:00 a.m. Eastern Time on the day after pricing you will lose the opportunity to participate in the Reserved Share Program.

•	If I decide to participate after the •, 2006 deadline, will I be able to?

No. The deadline is necessary to give Financial Advisors and Registered Representatives enough time to set up accounts before the pricing of the shares. The account must be open by this time so that there is a place to credit the shares at the time of pricing. Please be advised that the • deadline for returning the forms to Merrill Lynch will be strictly enforced.

•	Can other people, including my relatives and friends, buy shares through the Reserved Share Program?

No, the Reserved Share Program is limited to those persons invited to participate by the Company. No relatives or other persons (other than one member of your immediate family purchasing jointly with you) are eligible to purchase shares.

•	If I have further questions who should I call?

If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday. Please have your PIN number (found on your Indication of Interest Form) available when you call. After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.

Goodman Global, Inc.

Print Suppression Package

Initial E-Mail

Re: Goodman Global, Inc. Public Offering

Text

To Employees and Friends of Goodman Global, Inc.:

You have been invited by Goodman Global, Inc. to participate in the Reserved Share Program to be conducted as part of the Goodman Global, Inc. initial public offering. For this purpose you have been assigned the following Deal ID and PIN Number. Please make a note of them as you will need them as you proceed.

Deal ID: #####

PIN Number: #INVITEE_PIN#

To learn more about the Reserved Share Program simply click on the following hyperlink: https://www.fs.ml.com/odm/RspPreviewDealSketch.asp

Please note that if you wish to participate in the Reserved Share Program you must click on the hyperlink and complete the appropriate procedures no later than 5:00 p.m. Eastern Time on                     , 2006. Please be advised that this deadline for completing the required procedures will be strictly enforced.

The information about the Reserved Share Program is in PDF format, and in order to view the information you will need to have Adobe Acrobat installed on your computer. If you do not currently have Adobe Acrobat, you may download a free copy of Adobe Acrobat Reader at http://www.adobe.com/products/acrobat/readstep2.html

If after reviewing the information about the Program you have any questions, or if you cannot view the materials, please contact the Reserved Share Program at 1-866-276-1462 between 9:00 am and 5:00 pm Eastern Time.

Thank you,

Goodman Global, Inc. and Merrill Lynch

•, 2006

To:	Employees and Friends of Goodman

Global, Inc.:

A Registration Statement providing for a public offering of Common Stock of Goodman Global, Inc. (the “Company”) has been filed with the United States Securities and Exchange Commission.

The offering will be made through a group of underwriters including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). In the course of its discussions with the underwriters, the Company has arranged to reserve a limited number of shares of Common Stock for purchase by certain employees and friends of the Company. The purchase price to you will be the same as the offering price to the public, which is presently expected to be between $• and $• per share.

A copy of the preliminary prospectus dated [Date of Reds], which is part of the Registration Statement, may be viewed by clicking on the following hyperlink: [HYPERLINK]. Please carefully review the preliminary prospectus before deciding whether you may wish to participate in the Reserved Share Program. If you are unable to view the preliminary prospectus please call the Reserved Share Program at 1-866-276-1462 and a copy will be sent to you. No sales of the shares may be made until the Registration Statement has been declared effective by the United States Securities and Exchange Commission and the price per share has been determined. This is expected to occur during the week of •, 2006.

If, after reading the preliminary prospectus, you have an interest in purchasing shares in the public offering, please consult the “Instructions for the Indication of Interest Form” attached to this letter for instructions on how to send your Indication of Interest Form. (You may access the Indication of Interest (“IOI”) Form and the Instructions at any time by returning to the Deal Sketch screen and clicking on the “IOI” button.) All responses must be received no later than •, 2006. Please be advised that the • deadline will be strictly enforced. DO NOT SEND MONEY NOW. A list of Frequently Asked Questions about the Reserved Share Program, along with the answers to those questions, can be found at the back of this document. (You may access the Frequently Asked Questions at any time by returning to the Deal Sketch screen and clicking on the “RSP Help” button.) If you have any other questions, please call the Reserved Share Program at 1-866-276-1462.

You are permitted to reserve Common Stock only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with one member of your immediate family. The shares may not be purchased on margin. Due to the nature of a Reserved Share Program, we cannot assure you that you will obtain the number of shares requested. Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws and the rules and regulations of the National Association of Securities Dealers, Inc.; it cannot be determined at this time whether such clearances will be obtained.

In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, Common Stock will be allocated in a manner to be determined by the Company.

Arrangements have been made with Merrill Lynch to handle the sale of the reserved shares. If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account if you do not currently have one. Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch. While your purchase of the Company’s Common Stock will not be subject to normal brokerage commissions, your account at Merrill Lynch will be subject to Merrill Lynch’s normal account charges. Merrill Lynch will need all the information requested on the enclosed form, so be certain to complete it in all respects. It is the policy and the practice of Merrill Lynch to afford confidentiality to any information that it receives about a client’s financial affairs. Aside from the restrictions on the dissemination and use of proprietary information contained in the federal securities laws, Merrill Lynch has a firm policy that prohibits Merrill Lynch employees from discussing or conveying, even by implication, the affairs of any client with or to other Merrill Lynch employees who are not concerned with the matter. However, Merrill Lynch may share certain information with the Company solely in order to determine how best to allocate shares under the Reserved Share Program.

Please be advised that the internal policy of Merrill Lynch, and that of its affiliates prohibits employees of Merrill Lynch and its affiliates (as well as members of the employees’ immediate family), from purchasing shares offered by a company through a reserved share program, unless the purchaser is an employee or director of that company, one of its subsidiaries or its parent company. The definition of an immediate family member includes spouses, parents, children, brothers, sisters, mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, or any relative to whose support the Merrill Lynch employee contributes, directly or indirectly.

After the Registration Statement is declared effective you will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the Common Stock. At that time you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase Common Stock but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all. If you orally confirm your intention to purchase shares, a copy of the Prospectus, in final form, will be sent to you by Merrill

Lynch together with a written confirmation of the sale. Upon your oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing). If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you by 9:00 a.m. Eastern Time on the day after pricing you will lose the opportunity to participate in the Reserved Share Program.

No offer to buy Common Stock can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the Common Stock has become effective under the Securities Act of 1933. Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.”

The Company does not wish to influence in any way your decision in this matter. This notice is not designed to encourage you to request any Common Stock. It is simply intended to inform you that there is a proposed offering, should you be interested in investing. The purchase of Common Stock involves certain risks which are described in the preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate.

Sincerely,

/s/ Charles A. Carroll
Charles A. Carroll
President and Chief Executive Officer

Indication of Interest Form

Reserved Share Program for Goodman Global, Inc.

NAME

DEAL #

PIN #

1. I have read the five statements contained on the first page of the “Instructions for the Indication of Interest” and I certify that all such statements are true.

True ` False `

2. I have read the two NASD Questions contained on the second page of the “Instructions for the Indication of Interest” and my answer to each of the questions is “no”.

True ` False `

3. If I am purchasing in a joint account, my joint account holder hereby states that he/she has also read the two NASD Questions contained on the second page of the “Instructions for the Indication of Interest” and his/her answer to each of the questions is “no”. (Remember, joint account holders must sign below.) (If you would not be purchasing jointly, do not answer this question.)

True ` False `

4. I am interested in purchasing the number of shares of Common Stock of the Company indicated below and would like such number of shares to be reserved for me. (Please enter the number of shares in the boxes below.)

` `, ```

Example: Enter 55,550 shares as: : 5 5 , 5 5 0

5. I have an Existing Merrill Lynch retail brokerage account (other than a 401(k) or blueprint account)

True ` False `

Account # `````````

Your FA # ````

6. Please enter your Social Security Number by filling in the appropriate boxes below.

```-``-````

7. Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.

```-``-````

8. Please enter one or more telephone numbers where you can be reached at other times.

```-``-````

```-``-````

By signing below, I certify that all of the information I (and my joint account holder if applicable) have provided on this form is complete and accurate to the best of my knowledge.

Signature

Date

Joint Account Holder Signature

Date

Print Joint Account Holder Name

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN TIME ON , 2006. DO NOT FAX A COVER SHEET.

Instructions for the Indication of Interest Form

Please print the “Indication of Interest Form” and insert your name, the Deal ID# and your PIN Number in the spaces indicated, and complete it by following the directions below.

Question 1

Please read the following statements:

1.	I have attained the age of majority where I reside.

2.	I have had access to the preliminary prospectus dated [Date of Reds].

3.	The number of shares requested is for my own personal account and not on behalf of another person, other than one member of my immediate family purchasing jointly with me.

4.	I am not assured of obtaining any or all of the shares requested and I will be notified of the number of shares, if any, available for purchase by me.

5.	I understand that no offer to buy any shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement covering the proposed offering has been declared effective by the United States Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance at or after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

If you agree to all five of these statements, check the “True” box for Question 1. If you do not agree to any one of the statements, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Question 2

Please read the following two NASD Questions. (The definitions of the highlighted terms, which will help you understand and answer these questions, are set out following the questions.)

1.	Are you or is any member of your IMMEDIATE FAMILY an officer, director, general partner, agent, employee or ASSOCIATED PERSON of a broker-dealer or investment banking firm, including Merrill Lynch or any affiliates of Merrill Lynch?

2.	Are you or is any member of your IMMEDIATE FAMILY a finder with respect to this public offering or a person acting in a fiduciary capacity to the managing underwriters for this public offering, including attorneys, accountants, and financial consultants to the managing underwriters?

ASSOCIATED PERSON includes a sole proprietor, partner, officer, director, or branch manager of any broker-dealer in securities, foreign or domestic, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such a broker-dealer (for example, any employee), whether or not such person is registered or exempt from registration with the National Association of Securities Dealers, Inc. or any other regulatory organization.

IMMEDIATE FAMILY MEMBER means a person’s parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children, and any other individual to whom the person provides MATERIAL SUPPORT.

MATERIAL SUPPORT means directly or indirectly providing more than 25% of a person’s income in the prior calendar year. IMMEDIATE FAMILY MEMBERS living in the same household are deemed to be providing each other with MATERIAL SUPPORT.

If your answer to both questions is “No”, check the “True” box for Question 2 on the Indication of Interest Form. If your answer to either question is “Yes”, check the “False” box for Question 2 on the form.

Question 3

If you would be purchasing jointly with one member of your immediate family, that individual must read the two NASD Questions and answer the questions.

If your joint account holder’s answers to both questions is “No”, check the “True” box for Question 3 on the Indication of Interest Form. If your joint account holder’s answer to either question is “Yes”, check the “False” box for question 3 on form.

If you would not be purchasing in a joint account, do not answer Question 3.

Question 4

Please enter the number of shares you may be interested in purchasing in the boxes provided. Please see the Deal Sketch screen for the number of shares you may request.

Question 5

Please indicate if you currently have a Merrill Lynch retail brokerage account. If you have a Merrill Lynch retail brokerage account please enter the account number and your Financial Advisor’s four digit number in the boxes provided. If you do not have a Merrill Lynch account one will automatically be set up for you when the Merrill Lynch representative contacts you. After completing the form do not contact a Financial Advisor, one will be provided for your convenience.

Question 6

Please enter your social security number in the boxes provided.

Question 7

Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.

Question 8

Please enter one or more telephone numbers (including area code) where you can be reached at other times.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated. If you would be purchasing in a joint account, the joint account holder must also sign and date the form in the spaces indicated.

The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern Time on •, 2006. Please do not fax a cover sheet. This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

FREQUENTLY ASKED QUESTIONS REGARDING

THE GOODMAN GLOBAL, INC. RESERVED SHARE PROGRAM

•	If I want to participate in the Reserved Share Program, what do I do?

If you are interested in participating in the Reserved Share Program for Goodman Global, Inc. (the “Company”), you must complete the Indication of Interest Form according to the instructions and fax the form to 1-888-835-1034. PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.

•	What is the Indication of Interest Form?

The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering. It is only used to allocate the appropriate number of shares to the Reserved Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

•	Why is it important that I answer Questions 2 and 3 (if applicable) pertaining to the NASD?

In order to comply with the rules of the NASD, a federal regulatory body, Merrill Lynch is required to gather certain information to determine your eligibility to purchase shares in the Reserved Share Program. Please pay particular attention to the defined terms which will help you in responding to the questions. It is possible that your responses may cause you to be ineligible to participate.

•	When can I sell my shares purchased through the Reserved Share Program?

The shares may be sold or transferred, subject to certain federal regulations governing the sale of shares by officers, directors and affiliates of the Company and subject to the Company’s insider trading policies, at any time after their purchase (i.e., after you have paid for them).

•	Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through Merrill Lynch. However, the shares may later be transferred to your non-Merrill Lynch account.

•	What if I already have a Merrill Lynch retail brokerage account?

You should provide your Merrill Lynch account number and your Financial Advisor’s four digit number in the space provided on the Indication of Interest Form. Your current Financial Advisor or Registered Representative will contact you regarding your purchase of shares.

•	Can I purchase shares through my existing Merrill Lynch IRA account?

Yes. However, you must have an existing IRA account at Merrill Lynch. If you contemplate transferring your current IRA account to Merrill Lynch or liquidating assets currently held in your IRA account to purchase shares in the Reserved Share Program you should speak to your current Merrill Lynch Financial Advisor or Registered Representative (if the IRA is held at Merrill Lynch) or the custodian of the account (if the IRA is not held at Merrill Lynch) as soon as possible concerning how and when to transfer the account or liquidate such assets to enable you to purchase the Company’s Common Stock.

•	Can I purchase shares through my 401(k) plan?

No.

•	Can I purchase shares through a joint account?

You may purchase jointly with one member of your immediate family, subject to the joint account holder answering the NASD questions and signing the Indication of Interest Form. Remember to print the joint account holder’s name in the space provided. As with you, it is possible that the joint account holder’s answers to the NASD questions may make him or her ineligible to participate in the Reserved Share Program. Please speak to your Merrill Lynch Financial Advisor or Registered Representative if you intend to purchase shares through a joint account.

•	Will I be charged brokerage fees for setting up a new account and purchasing shares?

Merrill Lynch provides a wide array of account structures from which you may choose. In order to accommodate the purchase of Reserved Shares at minimal cost, Merrill Lynch has provided for the use of the Individual Investor Account (“IIA”), which is a basic brokerage account for the purchase and sale of securities. The standard $65.00 annual fee for an IIA will be waived for twelve months from the date the account is opened. Thereafter the normal annual fee will be assessed. After one year there will be a fee of $15.00 a quarter charged to accounts with balances less than $20,000. Exceptions will be made if there is more than $5,000.00 in mutual funds in the account. Other account structures are available providing different financial services, such as Cash Management Accounts, which provide a host of services including VISA and check writing services, access to money market deposit accounts and on-line assistance. Different accounts may possess different fee structures. Therefore you should consider carefully the type of Merrill Lynch account you would like to have opened when you are contacted by a Merrill Lynch Financial Advisor or Registered Representative. Merrill Lynch periodically reviews account fee pricing structures for IIAs. If your account is affected you will be informed through your regular account statement communication at that time.

•	Will I be charged a fee when I sell or transfer my shares?

When you sell your shares you will be charged a customary sales commission. There is currently a $95.00 fee to transfer your account to another financial institution. The fee for transferring an IRA is $50.00.

•	If I continue to use the designated Financial Advisor or Registered Representative for subsequent securities transactions, will my transactions continue to be free of transaction charges?

No. Transaction costs are only exempted for your purchase in the Reserved Share Program. You will be responsible for all transaction and brokerage fees for any subsequent transactions.

•	When will I be contacted?

You will be contacted by a Merrill Lynch Financial Advisor or Registered Representative approximately one week before the expected pricing date. At that time you will be asked for information necessary to open a brokerage account. It takes time to open an account and an account must be opened prior to pricing so an order can be placed. You will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation. If you know that you will be unavailable the week before pricing, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday and a Reserved Share Program representative will be glad to assist you.

•	What information will the Merrill Lynch Financial Advisor or Registered Representative ask me for?

The Merrill Lynch Financial Advisor or Registered Representative will ask for your social security number, your date of birth, your salary (a regulatory requirement), and your current address, among other information, and the same information for your spouse or other joint account holder, if applicable.

•	If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact me personally prior to the pricing date, will my purchase request be honored?

No. An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative prior to the pricing of the shares, and the purchase of the shares can only be confirmed for you through a follow-up conversation with a Financial Advisor or Registered Representative after the pricing of the shares. If the Financial Advisor or Registered Representative cannot reach you, your order will be disregarded. If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern Time on Friday, •, 2006 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.

•	Will I be able to purchase all of the shares I request on the Indication of Interest Form?

The number of shares you indicate on the Indication of Interest Form is the maximum number of shares you may purchase. If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner to be determined.

•	What will the price of the shares be?

The purchase price to you will be the offering price to the public. The expected public offering price is between $• and $• per share, but the actual price may be higher or lower. You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined, which is currently expected to occur during the week of •, 2006.

•	When do I pay for the shares?

The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing). Your Merrill Lynch Financial Advisor or Registered Representative will telephone you as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price. You should make your payment immediately after you know the payment amount. You will be mailed a confirmation of your transaction the day after pricing.

•	What forms of payment may I use?

You may pay by personal check, wire transfer, certified check or cashier’s check. If you are purchasing shares through an IRA, cash must be available in your IRA on the close of business three business days after the opening trade date. You should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.

•	What happens if I am not available when my Merrill Lynch Financial Advisor or Registered Representative calls me after pricing?

You will only be able to purchase shares through the Reserved Share Program if you speak to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering. If you will not be available at or around the expected pricing date, please make arrangements with your Merrill Lynch Financial Advisor or Registered Representative so that you may be contacted. If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you by 9:00 a.m. Eastern Time on the day after pricing, or if you have not made and completed alternative arrangements, you will lose the opportunity to participate in the Reserved Share Program.

•	If I decide to participate after the •, 2006 deadline, will I be able to?

No. The deadline is necessary to give Financial Advisors and Registered Representatives enough time to set up accounts before the pricing of the shares. The account must be open by this time so that there is a place to credit the shares at the time of pricing. Please be advised that the • deadline for returning the forms to Merrill Lynch will be strictly enforced.

•	Can other people, including my relatives and friends, buy shares through the Reserved Share Program?

No, the Reserved Share Program is limited to those persons invited to participate by the Company. No relatives or other persons (other than one member of your immediate family purchasing jointly with you) are eligible to purchase shares.

•	If I have further questions who should I call?

If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday. Please have your PIN number available when you call. After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.